SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS Receives ‘Designed for EMC Documentum’ Accreditation; Dated July 23, 2007

ITEM 1

STARLIMS Receives ‘Designed for EMC Documentum’ Accreditation

HOLLYWOOD, Fla., July 23, 2007 – STARLIMS Technologies Ltd., a leading global provider of laboratory information management systems (LIMS), announced today that its STARLIMS Version 10 software has received the “Designed for EMC(r) Documentum(r)” accreditation, a mark of quality and value that customers depend on in enterprise applications. The “Designed for EMC Documentum” accreditation demonstrates that STARLIMS Version 10 has successfully met a comprehensive set of criteria for good design, development and integration with the EMC Documentum platform. STARLIMS Technologies Ltd. develops and markets a commercial off-the-shelf laboratory information management system (LIMS) that has been deployed in hundreds of organizations around the world. Leveraging the EMC Documentum enterprise content management (ECM) platform, STARLIMS Version 10 users can now manage data from LIMS and other enterprise systems from within a single repository.

Structured and Unstructured Data in a Single Repository
“STARLIMS now brings the gold standard in enterprise content management into the LIMS space,” said Itschak Friedman, Chief Executive Officer at STARLIMS. “We are excited to complete the first step on the product roadmap we announced in July 2006, by creating a LIMS that offers management of both structured and unstructured data within a single repository.”

Friedman noted that, “Analysts and customers alike are asking for solutions that consolidate various types of data – minimizing the inefficiencies of alternating between multiple data repositories. That is precisely what we have achieved by integrating our STARLIMS Version 10 application with EMC’s Documentum platform.”

Part of a Single Platform Integrating LIMS, SDMS and ELN Functionalities
“Following this accreditation we will move forward in our plan to integrate full SDMS (Scientific Data Management System) and ELN (Electronic Laboratory Notebook) functionalities into our entirely Web-based LIMS, so customers can use a single end-to-end platform to create, capture, manage, share and archive scientific data,” added Friedman.

“EMC’s position as the leader in enterprise content management is strengthened by the support of great partners such as STARLIMS,” said Randy Ziegler, Director of Developer Programs at EMC Corporation. “Partners like STARLIMS build solutions and applications on the Documentum platform because customers have demonstrated their trust in EMC Documentum to manage their most critical and strategic information. The accreditation program is another way EMC earns that trust while supporting innovative offerings like STARLIMS Version 10.”

Member of the EMC Designed for EMC Program
STARLIMS Version 10 received design accreditation by meeting high standards for application design, development, configuration, installation processes and overall quality. As a member of the Designed for EMC program, STARLIMS Technologies Ltd. received specialized design consultation and guidance, along with access to dedicated EMC content management technical resources. The company will also be able to include specialized “Designed for EMC Documentum” logos on packaging, marketing collateral, and other promotional materials pertaining to their accredited offering, signifying to customers that the STARLIMS Version 10 software meets high standards for architectural compliance with the Documentum architecture and leverages development best practices.

The Designed for EMC program helps ISVs, VSPs and SIs target, design, develop and go-to-market with successful offerings based on the EMC Documentum platform. As a member, partners can submit their offering to be considered for “Designed for EMC Documentum” accreditation, which ensures their offering has met all requirements to be certified on the Documentum platform. To learn more about STARLIMS and the Designed for EMC program, please visit http://www.emc.com/applicationportfolio.

About STARLIMS
STARLIMS Technologies Ltd. (NasdaqGM:LIMS – News) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The company’s flagship product, STARLIMS(r), improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. Please see http://www.starlims.com for more information.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

EMC and Documentum are registered trademarks of EMC Corporation. All other trademarks are property of their respective owners.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: July 24, 2007